Photog LLC

Statement of Changes in Members' Equity (Deficit)

From April 6, 2017 (Inception) to June 30, 2017

(Unaudited)

	Membership Interests		Retained Earnings	Total Members' Equity (Deficit)
	Units	Amount USD		
Balance, April 6, 2017 (Inception)	-	$ -	$ -	$ -
Issuance of units	850,000			
Net loss			(1,089)	(1,089)
Balance, June 30, 2017	850,000	$ -	$ (1,089)	$ (1,089)